ISS and Glass Lewis Recommend Aurora Cannabis Shareholders Vote in Favour of the MedReleaf Acquisition and Australis Capital Spin-Out

Leading Proxy Advisors Highlight Strong Strategic Rationale for Combination with MedReleaf Capital Reduction Enables Distribution to Shareholders

TSX: ACB

EDMONTON, July 6, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) is pleased to announce that Institutional Shareholder Services Inc. ("ISS") and Glass Lewis and Co., LLC ("Glass Lewis"), two leading advisory firms, have recommended that shareholders of Aurora vote for the Share Issuance Resolution with respect to the plan of arrangement to acquire all of the shares issued and outstanding of MedReleaf Corp. ("MedReleaf") (the "Transaction").

Additionally, both firms recommend shareholders vote for the Reduction of Capital Resolution in regard to the proposed spin-out of Aurora's U.S. assets by way of a distribution of capital to Aurora Shareholders of the common shares of Australis Capital Inc. ("Australis").

As previously announced on May 14, 2018, under the proposed Transaction, holders of MedReleaf common shares will receive 3.575 Aurora common shares and, in general, $0.000001 in cash for each MedReleaf common share held. Details of the transaction are provided in the Company's documents relating to the proposed plan of arrangement on www.sedar.com as well as on the Company's dedicated transaction site https://medreleaf.auroramj.com.

"We are bringing together two leading cannabis companies with very complementary assets, teams, brands, cultures and philosophies, in order to further capitalize on unique and immediate opportunities in the global cannabis sector, and to accelerate growth," said Terry Booth, CEO. "The two leading independent shareholder advisory firms have now validated this proposal and recommend shareholders vote in favour of the combination due to its strategic synergies. The Board and management of Aurora recommend shareholders vote their proxies in favour of both resolutions as soon as possible, including the capital reduction related to the proposed spin-out of Australis."

For questions, shareholders should connect with Aurora's advisory firm Laurel Hill, whose contact details are provided below in this press release.

The Glass Lewis reports states that:
"In terms of strategic merit, we believe there is a fairly straightforward case here. The transaction creates a Canadian cannabis firm with significantly increased scale and expanded product development capabilities in anticipation of legalized recreational cannabis consumption in Canada, which is set to take effect in mid-October 2018. These benefits will be paired with existing distribution agreements expected to place the combined firm's more diversified product suite in a strong competitive position in Canada and North America more generally, while also prospectively positioning the joint enterprise to compete internationally. We see no cause to question this general framework."

The ISS report states that:

"The proposed arrangement makes strategic sense as it combines two companies in the same cannabis segment with complementary assets and products, distribution networks, and capabilities. The combined entity is expected to benefit from a stronger competitive positioning in the evolving cannabis industry due larger production scale, improved efficiency, extensive distribution channels, better diversified products portfolio, improved brand leadership and enhanced capital markets profile."

The ISS report also noted a number of expected benefits of the proposed business combination, including the following:

•	The arrangement brings together two leading operators with a total funded capacity of over 570,000 kg per year of high-quality cannabis.
•	MedReleaf's high-yield cultivation is expected to further enhance productivity and reduce costs across the combined entity's facilities.
•	The combined entity will have distribution agreements with Alberta's AGLC, Quebec's SAQ, Shoppers Drug Mart, and Pharmasave, among others.
•

The combined entity will have strong, complementary distribution channels internationally, enabling both companies to more strongly leverage their early mover advantage in these potentially large and lucrative markets.

•

A more broadly diversified portfolio of award-winning high-quality flower and derivative products will enable the combined entity to establish strong brands across the various market segments, as well as establish a strong margin profile.

•

Three established cannabis brands, Aurora, CanniMed and MedReleaf, coupled with a portfolio of consumer and wellness brands – San Rafael '71, Woodstock, and AltaVie – all backed by detailed consumer and marketplace insights and advanced analytical frameworks.

•	Aurora's Medical Centre of Excellence together with MedReleaf's ongoing studies with recognized research institutes are expected to create scientific momentum on a global scale.

Australis Spin-Out

The record date for the distribution of Australis shares to Aurora shareholders will now be subsequent to the anticipated completion of the transaction, thus providing distribution to MedReleaf shareholders also. Consequently, the distribution ratio of Australis shares is anticipated to be adjusted accordingly.

The Board of Directors recommends that Aurora shareholders vote FOR the Share Issuance Resolution and FOR the Reduction of Capital Resolution.

Your vote is very important. Shareholders should vote FOR the Share Issuance Resolution and
FOR the Reduction of Capital Resolution using the form of proxy or voting instruction form in advance of the proxy voting deadline on Monday July 16, 2018 at 9:00 a.m. (Vancouver time)

Shareholders who have questions about the meeting resolutions or need assistance voting may contact Laurel Hill Advisory Group, Aurora's strategic advisor and proxy solicitation agent at:

Laurel Hill Advisory Group:
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and operations across Canada and in Europe, Aurora is one of the world's largest cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility design and engineering, to cannabis breeding and genetics research, cannabis and hemp production, extraction and high value-add product development, home cultivation and wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis on a massive scale, with high flower quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved that level of certification.

In addition to its rapid organic growth and strategic M&A, which to date includes nine companies acquired, Aurora is distinguished by its reputation as a partner of choice in the cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website https://investor.auroramj.com.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements in this news release include, but are not limited to, statements with respect to the anticipated benefits associated with the Transaction, statements with respect to the expected timing of the legalization of cannabis in Canada, and the expected completion of the spin out of Aurora assets. Forward looking statements are based on certain assumptions regarding Aurora and MedReleaf, including expected growth, results of operations, performance, industry trends and growth opportunities, that the Government of Canada proceeds with legalization as previously announced, and that all necessary approvals for the spin out, including the approval the securities regulatory authorities and the Canadian Stock Exchange, are received. While Aurora considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. The forward looking statements are subject to a number of known and unknown risks, including: the fact that completion of the Transaction is subject to the satisfaction of closing conditions which remain outstanding including, without limitation (i) required Aurora and MedReleaf shareholder approvals; (ii) necessary court approval in connection with the plan of arrangement, (iii) certain termination rights available to the parties under the Arrangement Agreement; and (iv) other closing conditions, including, without limitation ,compliance by Aurora and MedReleaf with various covenants contained in the Arrangement Agreement; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access suf icient capital from internal and external sources, and/or inabilityto access sufficient capital on favourable terms; the cannabis industry yin Canada generally, income tax and regulatory matters; the ability of Aurora to implement its business strategies; competition; currency and interest rate fluctuations and other risks. Readers are cautioned that the foregoing list is not exhaustive. Readers are furthercautioned not to place unduereliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in Aurora's or MedReleaf's public filings, including the management information circulars and the material change reports have been in respect of the Transaction, which are, or will be, available on SEDAR. In There can be no assurance that the Transaction will be completed, or if completed, that the underlying assumptions for the benefits of the Transaction prove correct. Readers are cautioned not to place undue reliance on forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2018/06/c7237.html

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For further information: Laurel Hill Advisory Group: North America Toll Free: 1-877-452-7184, Collect Calls Outside North America: 1-416-304-0211, Email: assistance@laurelhill.com; For Aurora: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 08:00e 06-JUL-18